Exhibit 99.1

Cango Inc. Announces New CFO and Change of Director

Dallas, Texas, April 22, 2026 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that Mr. Simon Ming Yeung Tang, who most recently served as the chief investment officer of the Company, has been appointed as a director and the chief financial officer of the Company, effective as of April 22, 2026. Mr. Chang-Wei Chiu and Mr. Yongyi Zhang resigned from their respective positions as director and chief financial officer of the Company, effective as of April 22, 2026, for personal reasons.

Mr. Paul Yu, chief executive officer of the Company said, “On behalf of the board of directors and the entire management team, I would like to express our sincere gratitude to Mr. Yongyi Zhang for his dedicated service and valuable contributions to the Company during his tenure as chief financial officer, and to Mr. Chang-Wei Chiu for his service and support as a member of the board of directors. We appreciate their leadership and commitment, and we wish them all the best in their future endeavors. Mr. Simon Ming Yeung Tang brings extensive experience in investment, finance and strategic execution, and the board believes his appointment will further strengthen the Company’s leadership team as it continues to advance its strategic priorities.”

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com and follow us on: X and LinkedIn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com

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